July 18, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Nabi Biopharmaceuticals

Form 10-K for Fiscal Year Ended December 30, 2006

File No. 0-04829

Dear Mr. Rosenberg:

We hereby submit our response to the comments set forth in your letter dated July 3, 2007, with respect to the above referenced report. For the convenience of the staff of the Securities and Exchange Commission, the original comments are included and followed by our responses.

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Property, plant and equipment, page 76

1.	You disclose that you depreciate certain specialized production equipment in your Florida biopharmaceutical manufacturing facility using the units-of-production method with a minimum recorded of 60% of the amount determined under the straight-line method. You also disclose that you have recorded the minimum amount of depreciation in each period since you placed the facility into service. It also appears based on your disclosure in Note 6 on page 82 that the amount of your adjustment to the minimum in each period is material. Please provide us in a disclosure-type format, revised disclosure that explains why it is appropriate to record only 60% of the amount that would be recorded under the straight-line method. Separately reference for us the authoritative literature you rely upon to support your accounting.

Response: We provide below the requested revised disclosure, which will be included where appropriate in our future periodic report filings.

Depreciation for certain specialized production equipment in our Florida biopharmaceutical manufacturing facility is calculated using the units-of-production method. This specialized equipment is subject to wear and tear and exhaustion primarily as a result of use as opposed to the passage of time or technical obsolescence. We expect the annual utilization of these assets to increase significantly during the useful life of the assets and, therefore, believe the units-of-production method of depreciation most appropriately reflects the pattern of consumption of the equipment. However, because we anticipated low utilization levels during the initial years of the asset life and there was uncertainty as to whether higher production levels would be attained, we determined that a minimum of straight-line depreciation over an approximate 13 year life should be recorded each period. Since placing the facility into service in 2001, we have recorded the minimum depreciation amount. We periodically evaluate the remaining life and recoverability of this equipment based on the appropriate facts and circumstances.

Likewise the disclosure in Note 6 would be modified in future periodic report filings as follows.

Depreciation expense related to the initial operation of our biopharmaceutical manufacturing facility in Florida commenced in October 2001. Using the units-of-production method for certain specialized equipment in our biopharmaceutical facility, we recorded depreciation expense of $0.9 million, $1.3 million and $0.9 million in 2006, 2005 and 2004, respectively. In accordance with our depreciation policy for this specialized equipment, we recorded additional depreciation expense of $2.6 million, $2.1 million and $2.5 million in 2006, 2005 and 2004, respectively, because the amount of depreciation resulting from the units-of-production method was less than our minimum threshold depreciation amount (see Note 2).

We rely on Accounting Research Bulletin (ARB) 43 to support our accounting for these assets. ARB 43 defines depreciation as a systematic and rational process of distributing the cost of tangible assets over the life of the assets. It does not favor a particular method but stipulates the method should be systematic and rational. We expect the utilization levels of these assets in the later years of their expected life to be significantly higher than the usage in the initial years of operation and, therefore, believe that the units of production approach would more accurately reflect the pattern of consumption of the equipment. We were also concerned, however, that we may not record enough expense in the early years and, therefore, modified our methodology to record minimum depreciation during periods of low production. This minimum depreciation was intended to mitigate against the risk of technical or other obsolescence by ensuring the life of the assets would not exceed their useful life. The minimum depreciation amount recorded in each period is equal to the expense that would have been recorded using the straight-line method over a life of approximately 13 years, which management believes is a reasonable estimate of the expected life of these specialized assets on an underutilized basis. The 60% of straight-line method referred to in the initial disclosure was calculated as 60% of the expense that would have been recorded using the straight-line method under our depreciation policy for non units-of-production assets, which for non-units-of-production machinery and equipment is recognized over approximately 8 years. We periodically evaluate the remaining life and recoverability of this equipment based on the appropriate facts and circumstances.

Exhibits 31: Certifications

2.	Please represent to us that in future periodic report filings you will provide the wording of the certifications exactly as presented in Item 601(b)(31) of Regulation S-K. In this regard, your most recent certifications include the adjectives “annual” and “quarterly” when identifying the report covered by the certifications. Please remove these adjectives in future filings.

Response: In our future periodic report filings, we will word the certifications exactly as presented in Item 601(b)(31) of Regulation S-K.

In connection with our response, we acknowledge that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact me at 561-989-5560.

Sincerely,

/s/ Jordan I. Siegel

Jordan I. Siegel

Senior Vice President, Finance and Administration

Chief Financial Officer and Treasurer